As filed with the Securities and Exchange Commission on March 22, 2022

Registration No. 333-261324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMBARK TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	7373	85-3343695
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

424 Townsend Street

San Francisco, California 94107

(415) 671-9628

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Hawwa

Chief Financial Officer

Embark Technology, Inc.

424 Townsend Street

San Francisco, California 94107

(415) 671-9628

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachel W. Sheridan, Esq. Shagufa R. Hossain, Esq. Samuel D. Rettew, Esq. Latham & Watkins LLP 555 11th St NW, Suite 1000 Washington, DC 20004 (202) 637-2200	Siddhartha Venkatesan Chief Legal Officer Embark Technology, Inc. 424 Townsend Street San Francisco, California 94107 (415) 671-9628

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-260839)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of Embark Technology, Inc. (the “Company”) (File No. 333-261324), initially filed on November 24, 2021 and declared effective by the Securities and Exchange Commission on December 13, 2021 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consent of Deloitte & Touche LLP with respect to its report dated March 21, 2022 relating to the financial statements of Embark Technology, Inc. contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and included in the Prospectus Supplement No. 2 dated March 22, 2022 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description

23.1*	Consent of Deloitte & Touche LLP.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California, on this 22 day of March, 2022.

EMBARK TECHNOLOGY, INC.

By:	/s/ Richard Hawwa
Name: Richard Hawwa
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

*	Director and Chief Executive Officer	March 22, 2022
Alex Rodrigues	(Principal Executive Officer)

*	Director and Chief Technology	March 22, 2022
Brandon Moak	Officer

/s/ Richard Hawwa	Chief Financial Officer	March 22, 2022
Richard Hawwa	(Principal Financial Officer and Principal Accounting Officer)

*	Director	March 22, 2022
Elaine Chao

*	Director	March 22, 2022
Patricia Chiodo

*	Director	March 22, 2022
Patrick Grady

*	Director	March 22, 2022
Ian Robertson

*By: /s/ Richard Hawwa
Richard Hawwa, as Attorney-in-Fact